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VIA EDGAR AND FEDEX
June 6, 2016
Sandra Hunter, Esq.
Nicole Collings, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	National Storage Affiliates Trust Registration Statement on Form S-3 Filed May 25, 2016 CIK No. 0001618563
File No. 333-211570
Responses to Staff comments made by letter dated June 3, 2016

Dear Ms. Hunter and Ms. Collings:

On behalf of our client, National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), set forth below is the response of the Company to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 3, 2016 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-3, which was filed with the SEC on May 25, 2016 (the “Registration Statement”). Where appropriate, the term “Company” includes the Company’s operating partnership, NSA OP, LP, a Delaware limited partnership. Concurrently with the submission of this response letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (as so amended, the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff's comments made in the Comment Letter. In addition, the Company has revised the Amended Registration Statement to update other disclosures.
The Company has enclosed with this letter a marked copy of the Amended Registration Statement (the “Marked Copy”), which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement. All page references in the response below are to the pages of the Marked Copy of the Amended Registration Statement unless otherwise specified.

Where you can find more information, page 62

1.	Please revise to include the filing dates for any annual or quarterly reports that are incorporated by reference.
Company Response
In response to the Staff's comment, the Company has revised its disclosure on page 62 to include the filing dates for its annual and quarterly reports that are incorporated by reference.
Exhibit Index

2.
We note that your footnote disclosure to the exhibit index indicates that the Form of Indenture and the Statement of Eligibility of the Trustee on Form T-1 will be filed by amendment or incorporated by reference. Please file the Statement of Eligibility of the Trustee in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K. For additional guidance, please refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations and revise your exhibit index accordingly.

Company Response
The Company has filed the Statement of Eligibility of the Trustee on Form T-1 as Exhibit 25.1 to the Amended Registration Statement and updated its exhibit index accordingly.
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8527 or Andrew S. Epstein at (212) 878-8332.
Sincerely,

By:	/s/ Jay L. Bernstein
Jay L. Bernstein
cc:    National Storage Affiliates Trust
Arlen D. Nordhagen
Tamara D. Fischer

Clifford Chance US LLP
Andrew S. Epstein